Exhibit 3.2

CGG Americas Inc.

Restated Articles of incorporation

ARTICLE 1

     The name of the corporation is CGG AMERICAS INC.

ARTICLE II

     The period of its duration is perpetual.

ARTICLE III

     The purposes for which the Corporation is organized is the transaction of any and all lawful business for which corporations may be incorporated under the Texas Business Corporation Act, as amended from time to time, and further to do such things as may be incident to, and necessary and appropriate to effect, any and all of such purposes.

ARTICLE IV

(1)	The aggregate number of shares which the Corporation shall have the authority to issue is Ten Million (10,000,000) Shares of common stock at $1.00 per share.

(2)	The shareholders of the of the Corporation are hereby denied preemptive rights to purchase all treasury shares and all unissued shares of the Corporation, regardless of when any such unissued shares shall have been or shall be authorized.

(3)	No treasury shares or authorized but unissued shares shall be issued to any person, firm or corporation, except pursuant to authorization by resolution adopted by a majority vote of all the members of the board of Directors of the Corporation at a meeting of such Board duly called and held in accordance with the bylaws of the Corporation, at which meeting the full Board shall be present and voting in person or by unanimous consent of all the members of the Board of Directors.

     (4) No shareholder shall have the right to cumulate his votes in any election of directors.

ARTICLE V

     The Corporation will not commence business until it has received for the issuance of shares consideration of the value of One Thousand Dollars ($1,000) consisting of money, labor done or property actually received.

ARTICLE VI

     The registered office of the Corporation in the State of Texas is located at 811 Dallas, Houston, Texas 77002 The name of the registered agent at such address is CT Corporation System.

ARTICLE VII

     A director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for an act or omission (or alleged act or omission) in the director’s capacity as a director, except that this Article VII does not eliminate or limit the liability of a director for:

(1)	A breach of a director’s of loyalty to the Corporation or its shareholders,

(2)	An act or omission not In good faith or that involves intentional misconduct or a knowing violation of the law,

(3)	A transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office,

(4)	An act or omission for which the liability of a director is expressly provided by statute;

(5)	Any other act, omission, transaction or breach of duty as to which any Texas statute provides that the liability of directors may not be eliminated or limited.

     No amendment or repeal of this Article VII will apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of the director occurring prior to such amendment or repeal.

ARTICLE VIII

     The Board of Directors shall consist of no less than four members The number of the members of subsequent boards of directors shall be fixed by, or in the manner as provided in the bylaws The names and addresses of the persons who will serve as directors until the annual meeting of shareholders or until their successors are elected and qualified are:

Chairman	Jean Paul Giraudet,	16430 Park Ten Place Houston, TX 77084

	Robert Brunck	1 Rue Leon Migaux Massy Cedex, Pans, France

	Michel Ponthus	1 Rue Leon Migaux Massy Cedex, Pans, France

	Gerard Chambovet	1 Rue Leon Migaux Massy Cedex, Pans, France

	Eric Deliac	1 Rue Leon Migaux Massy Cedex, Pans, France

	Thierry Le Roux	1 Rue Leon Migaux Massy Cedex, Pans, France

Dated May 15, 1998

CGG AMERICAS INC
By	/s/ J F Marquaire
Its	President
And
Its Secretary

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